Exhibit 107

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

Cedar Realty Trust, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Value(1)	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$12,500,000.00	0.00015310	$1,913.75	(2)
Fees Previously Paid	-		-
Total Transaction Value	$12,500,000.00
Total Fees Due for Filing			$1,913.75	(2)
Total Fees Previously Paid			-
Total Fee Offsets			-
Net Fee Due			$1,913.75	(2)

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the Registrant’s offer to purchase up to an aggregate amount paid of $12,500,000.00 of shares of the Registrant’s 6.50% Series C Cumulative Redeemable Preferred Stock.
(2)	Calculated at $153.10 per $1,000,000 of the Transaction Value in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, in accordance with the Fee Rate Advisory for fiscal year 2025.